UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 14 November 2022

Commission File Number 001-31318

Gold Fields Limited
(Translation of registrant’s name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Gold Fields Limited

Date: 14 November 2022	By:	/s/ Chris Griffith
		Name:	Chris Griffith
		Title:	Chief Executive Officer

INDEX TO EXHIBITS

No.	Exhibit
99.1	Gold Fields Limited Dealings in Securities dated 14 November 2022